

February 2, 2012

<u>Via E-Mail</u>

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

      Re: **Illumina, Inc.**
              Soliciting Material filed pursuant to Rule 14a-12 on January 31, 2012
              File No. 1-35406
              Amendment No. 3 to Schedule TO filed on February 2, 2012
              Amendment No. 2 to Schedule TO filed on January 31, 2012
              Amendment No. 1 to Schedule TO filed on January 31, 2012
              Schedule TO filed on January 27, 2012
              Filed by CKH Acquisition Corporation and Roche Holding Ltd.
              File No. 5-60457

Dear Mr. Williams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Material filed pursuant to Rule 14a-12</u>

1. We note you indicate that a description of direct and indirect interests will be contained in disclosure documents to be filed later. Please note that although participants relying upon Rule 14a-12 may refer to participant information provided in another filed document, the information must be available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available. Participants may not refer to

participant information to be provided at some future time such as the proxy statement. Refer to Rule 14a-12(a)(1)(i) and Exchange Act Release No. 42055, October 22, 1999, at Section II.C.1.b. In future filings, please revise to describe any direct or indirect interests for each participant, including nominees and alternate nominees.

Offer to Purchase

Acceptance for Payment and Payment, page 11

2. We note that on page 12, and on page 4 of the letter of transmittal, you state that you reserve the right to transfer or assign the right to acquire securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Determination of Validity, page 14

3. Please explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Source and Amount of Funds, page 19

4. We note that the bidders will use funds available under existing credit facilities or through the issuance of new notes or commercial paper. Please revise to include a summary of the terms of the existing credit facilities and file the financing agreements as exhibits to the schedule. Refer to Item 1007(d)(1) and Item 1016(b) of Regulation M-A. Please also revise to further describe the new notes and commercial paper and any material conditions to the financing. Refer to Item 1007(b) and (d) of Regulation M-A.

Conditions of the Offer, page 26

5. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition, the Rights Condition, the Section 203 Condition and the Impairment Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
January 2, 2012
Page 3

the bidders' views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

6. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the Impairment Condition since it is not apparent that shareholders will understand what events or non-events would "trigger" the condition, allowing you to abandon the offer. Please similarly revise the additional conditions described under (v)(d)-(g), (h) and (j).

7. Please refer to the last paragraph on page 29 relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
January 2, 2012
Page 4

       Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       /s/ Peggy Kim

       Peggy Kim
       Special Counsel
       Office of Mergers & Acquisitions